SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 23, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated March 23, 2017: Nokia has filed its annual Form 20-F for 2016 with the U.S. Securities and Exchange Commission and published its “Nokia in 2016” annual report

STOCK EXCHANGE RELEASE

March 23, 2017

Nokia has filed its annual Form 20-F for 2016 with the U.S. Securities and Exchange Commission and published its “Nokia in 2016” annual report

Nokia Corporation
Stock Exchange Release
March 23, 2017 at 17:40 (CET +1)

Nokia has filed its annual Form 20-F for 2016 with the U.S. Securities and Exchange Commission and published its “Nokia in 2016” annual report

Espoo, Finland — Nokia has today filed its annual Form 20-F for 2016 with the U.S. Securities and Exchange Commission. Additionally, Nokia has published its “Nokia in 2016” annual report, which includes audited financial statements, the annual review by the Board of Directors and Nokia’s corporate governance statement.

The Form 20-F and “Nokia in 2016” reports will be available in PDF format at http://www.nokia.com/en_int/investors/results-and-reports, along with Nokia’s past quarterly and annual financial reports. Shareholders may request a hard copy of the reports free of charge through Nokia’s website. The corporate governance statement is available also at http://www.nokia.com/en_int/investors/corporate-governance.

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries :
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal